

February 25, 2013

Mr. Liuzhi Gan
Chief Financial Officer
Huayue Electronics, Inc.
300 Somerset St., Room 469
Harrison, NJ 07029

> **Re:** **Huayue Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed August 28, 2012**
> **File No. 0-54205**

Dear Mr. Gan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 1A Risk Factors

We currently benefit from the support of the PRC government…, page 10

1. Please expand on the disclosure provide in this risk section. Tell us in detail about the preferential policies and government subsidies that you have been provided. Please tell us how you have reflected these in your financial statements. Tell us about the projects the government has initiated, including the amounts and how these projects can develop and succeed in strictly commercial markets.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your independent registered public accounting firm revise their opinion in the last paragraph to express an opinion on the financial statements of the registrant, Huayue Electronics, Inc.

Consolidated Balance Sheets, page F-2

3. We note your disclosure on page 18 that you offer 90 day terms to your customers for payment of outstanding accounts. However, there are still a significant number of days outstanding over 90 days for your accounts receivable. Please tell us in detail the reasons why your customers are so slow in paying and how you have determined that these accounts are collectible and the related revenue has been earned.

Consolidated Income Statements, page F-3

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page F-7

4. Please tell us your accounting policy for returns. Please provide us with the disclosure that you will make in future filings.

Prepaid account, page F-7

5. We note your disclosure regarding prepaid accounts but the account balances are more than 31% and 62% of Cost of Goods Sold for the fiscal years ended May 31, 2012 and May 31, 2011. Please tell us in detail about the reasons for these large balances and please tell us the amounts that have been prepaid to related entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

6. You disclose that the growth in sales from the first half of fiscal 2012 to the first half of fiscal 2013 was marked and that the primary reason for the improvement was the conversion of your marketing program from direct sales to sales through agents. Please tell us in detail how the sales through agents differs from your direct sales. Please include a discussion of the terms related to sales through agents, a description of the revenue recognition process, payment terms for these sales and the return policy for sales through agents.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director